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                              June 15, 2022

       Brian McFadden
       Chief Executive Officer
       Cryptyde, Inc.
       200 9th Avenue North, Suite 220
       Safety Harbor, Florida 34695

                                                        Re: Cryptyde, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 8, 2022
                                                            File No. 333-264777

       Dear Mr. McFadden:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed June 7, 2022

       General

   1. Please revise your filing to provide a reasonably detailed table of contents. See Item
                                                        502(a) of Regulation
S-K.
       Security Ownership of Certain Beneficial Owners and Management, page 71

   2. Please disclose the natural person(s) who directly or indirectly exercise sole or shared voting or investment
control over the shares held by Hudson Bay Master Fund, Ltd., BHP
                                                        Capital NY, Inc., and
Palladium Capital Group, LLC. Refer to Item 403 of Regulation S-
                                                        K and Exchange Act Rule
13d-3.
 Brian McFadden
FirstName  LastNameBrian McFadden
Cryptyde, Inc.
Comapany
June       NameCryptyde, Inc.
     15, 2022
June 15,
Page 2 2022 Page 2
FirstName LastName
1. Nature of Operations and Basis of Presentation, page F-30

3. Your disclosure in paragraph three indicates that "the Separation is expected to be completed upon the distribution of the common stock of the Company to stockholders of the Parent in May 2022." Please revise your filing to update this information and explain the status of the separation process.
       You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at
(202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing